UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

January 16, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S Garland Ave Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Status of Our Second Follow-on Offering

On May 13, 2022, we commenced our second follow-on offering of up to $67,475,141 of our common shares (comprised of $62,117,384 of shares in our primary offering and $5,357,757 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A) pursuant to Regulation A (the “Second Follow-on Offering”). As of November 30, 2025, we had raised aggregate gross offering proceeds of approximately $148,194,000 and had issued an aggregate of approximately 14,592,000 of our common shares in the offering, which have been purchased by approximately 7,700 unique investors. Effective as of July 11, 2025, our Manager temporarily paused acceptance of new subscriptions in connection with the Second Follow-on Offering.

In addition, as of the date of this current report, we have received requests for the repurchase of our common shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of our common shares outstanding during the prior calendar year, or (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares—Quarterly Share Repurchase Program.”

Description of Our Common Shares

As of January 16, 2026, cumulative since inception, we have paid 110 consecutive monthly distributions to shareholders totaling over $45,700,000, of which approximately $22,300,000 was paid in cash and $23,400,000 was reinvested in our common shares pursuant to the distribution reinvestment plan.

Plan of Operation

Lubbock MOB – Lubbock, Texas

As previously disclosed, on June 26, 2020, we acquired a $2,926,477 equity interest in a joint-venture limited partnership in connection with the acquisition of Lubbock MOB, a Class B, 100% triple net-leased medical office building in Lubbock, Texas (the “Property”). On January 6, 2026, the Property was sold.

As a result of the business plan of the Property, a lease extension was executed in December 2025 extending the lease from August 2031 to August 2037. This extension increased the remaining lease term as of the sale date from 5.7 years to 11.7 years, providing additional contractual revenue for the buyer and impacting the ultimate sale price.

The initial underwriting projected a property-level internal rate of return (“IRR”) of 9.7%, a 1.5x equity multiple and 8.7% average cash-on-cash return throughout a 5-year hold period. Based on the Property’s sale price, we believe the Property will achieve approximately a 15.4% property-level IRR, a 1.97x equity multiple and 8.8% average cash-on-cash return over the 5.6-year hold period.

The sale of the Property represents our fourth full-cycle joint venture equity transaction since we began making such investments in 2019. Proceeds from the sale are expected to increase our liquid assets from 14% of NAV to 17% of NAV, bolstering our cash position and with the goal of preserving existing investments and seizing new opportunities.

In connection with the disposition of the Property, RM Adviser is entitled to a fee equal to 2.0% of the gross sales price of the property paid by the joint-venture limited partnership that issued equity to us in connection with the acquisition of the property. In addition, pursuant to the terms of the operating agreement of the joint-venture limited partnership, RM Adviser is entitled to a promoted interest in amounts equal to 30% of the joint-venture limited partnership’s distributable cash in certain circumstances. We are not entitled to such promoted interest.

Plan of Operation – Result of Operations

As of January 16, 2026, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $396 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $804 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares—Valuation Policies.”

Plan of Operation – Distributions

A portion of our distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, may be treated as a capital gain for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a capital gain for U.S. federal income tax purposes if there were sales of properties during the year that resulted in a capital gain, and the REIT has positive current earnings and profits for that year. Based on our estimated current and accumulated earnings and profits for the fiscal year ended December 31, 2025, we expect that all distributions made by the REIT during the fiscal year ended December 31, 2025, will be treated as a capital gain distribution.

Investor Presentation

On January 16, 2026, RealtyMogul Income REIT, LLC issued an investor communication relating to financial information for the quarter ended September 30, 2025 and operational updates for the year ended December 31, 2025. A copy of the communication is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 1-U, and the exhibit filed herewith, contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U and the exhibit filed herewith.

Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description
99.1	Investor Communication dated January 16, 2026.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated: January 16, 2026